Exhibit 99.1

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Stevanato Q3 Earnings Call	Tuesday, 09 November 2021

Lisa Miles Good morning and thank you for joining us. With me today is Franco Stevanato, executive chairman, Franco Moro, chief executive officer and chief operating officer, and Marco Dal Lago, chief financial officer. I’d like to remind everyone that a number of statements being made today will be forward-looking in nature. Please remember that such statements are only predictions. Actual events and results may differ materially as a result of risks we face including those discussed in our registration statement on form F1, which was filed with the SEC on July 16th 2021.

We encourage you to review the information contained in our earnings release today in conjunction with our associated SEC filings and F1. The company does not assume any obligations to revise or update these forward-looking statements to reflect subsequent events or circumstances except as required by law.

Today’s presentation may contain non-GAAP financial information. Management uses this information in its internal analyses of results and believes this information may be informative to investors in gauging quality of our financial performance, identifying trends in our results and providing meaningful period-to-period comparisons.

For reconciliation of the non-GAAP measures presented in this document please see the company’s most recent quarterly earnings press release. With that I’ll hand the call over to Franco Stevanato for opening remarks.

Franco Stevanato Thank you, Lisa. We are pleased with another successful quarter. Our strong financial results reinforced the solid fundamentals of our business, the long-term demand and our leading position in the market. We remain focused on delivery and integrated end-to-end product portfolios supported by our scientific analytical process and service, all of which are designed to match the rising needs of our customers across the entire drug life cycle from preclinical to commercialisation.

We continue to make progress toward growing our industrial footprint to match demand for our high-value solution as a customer and move up the value chain, invest in research and development to maintain or accelerate our market-leading position to increase the pipeline of our profitable solutions like Alba, Nexa and our drug delivery system, expanding geographically in the US and China and building a multi-year pipeline of opportunity heavily weighted in the growing biologic market.

We are investing in the business to deliver sustainable organic growth that we believe will drive an increased share of the value. Before I hand the call over to Franco I want to thank you, all our employees, for the extraordinary effort over the last 18 months. Their remarkable work during a global pandemic helps ensure business continuity, support our customers and grow our business.

So in the third quarter we award a €6.7 million discretionary bonus to employees as a thank you.

Franco Moro Thanks, Franco. Our third quarter featured over delivery on the top line thanks to strong sales from both segments and better than expected results from the engineering segment. This gives us confidence to raise our full year revenue guidance for 2021 and the bottom end of the ranges for adjusted diluted EPS and adjusted EBITDA.

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Stevanato Q3 Earnings Call	Tuesday, 09 November 2021

For the third quarter we had the strong new order intake of €310 million and a backlog of committed orders totalling €834 million. We believe that the strength of our results and robust backlog are indicative of favorable customer demands and the growing markets in which we operate.

The positive momentum in new order intake and backlog sets the stage for fiscal 2022 and beyond. An important pillar to our long-term strategic plans is responding to rising demand for our high-value solutions. In the third quarter high-value solutions represented approximately 23% of total company revenue.

Based on high visibility of our backlog we expect an increased revenue from high-value solutions in the fourth quarter. The trajectory for our high-value solution is unchanged from the 2021 forecast we previously provided. We still expect that they will contribute approximately €205 million to €210 million for the full year 2021.

Let’s turn our attention to strategic investments and capacity-building. The extension of our footprint in the United States marks an important step in boosting our presence in one of the fastest-growing markets. We broke ground in Indiana, and we are recruiting, hiring and training for key managerial positions. We expect the construction will last approximately 18 months followed by start-up and validation in 2023 with the revenue generation some time between late 2023 and early 2024.

The plant is designed to expand production for our EZ-Fill pre-sterilized vials and syringes. These meet the stringent quality and performance requirements needed for biologics and high-value treatments. These products offer significant benefits to customers by reducing time to market, lowering risk and most importantly reducing the overall total cost of ownership.

The Indiana EZ-Fill hub strengthens our presence in this important region, where we expect to support customers from design and development through commercialisation. The new facility will also house our North American Engineering after-sales support services. This adds to our existing manufacturing facility in California and our Boston-based Technology Excellence Center that provides vital scientific and analytical support to customers.

At the same time, we are expanding our production facilities in Italy. Thanks to our current headquarters that was started in 2016 we have been able to meet increased demand and drive double-digit revenue growth. We recently operationalised two new lines tied to high-value solutions in our Italian facility.

The first is dedicated to EZ-Fill syringes and the second to premium EZ-Fill vials. As we approach 2022 we are striving to maximise production of high-value products through continuing expansion and optimisation of our industrial footprint. Construction is well underway on a new building in Italy where we are are adding new glass forming lines to boost EZ-Fill production capacity.

This includes the planned addition of two new lines devoted to EZ-Fill syringes and one dedicated line for premium Alba syringes. These efforts aim to meet the increasing global demand for premium products. We expect that this will help significantly boost production output and bridge capacity demands while the US and China projects are underway.

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Stevanato Q3 Earnings Call	Tuesday, 09 November 2021

Our ongoing investments will let us benefit from sector demand trends as customers bring new treatments to market that require products which are further up the value chain. Our integrated end-to-end solution coupled with our high-growth, high-value solutions are important elements to creating and driving shareholder value.

During the last couple of months there has been much discussion of constraints on global supply chains. To date we have not experienced significant supply chain issues, but we have taken precautionary steps to increase the amount of raw material on hand and in some cases, we are keeping more inventory available.

In the short term, logistical costs have created some temporary pressure on our cost structure which has been partially offset by recent operational efficiencies. Dealing with the rising input costs is a near-term challenge that we are managing carefully.

While contracts with customers are negotiated individually, in general our long-term contracts include cost escalation clauses that allow us to pass on certain cost increases. This is done regularly, and we adjust our pricing accordingly.

The reality is that no-one is immune to this pressure and this creates an environment where price increases are largely expected by our customers. We are actively monitoring the situation and we will continue to manage our operation diligently in this dynamic environment.

While the pandemic continues to dominate headlines, COVID remains a tailwind to our business. We are currently working with our customers as they consider a future transition to single-dose vaccine formats. We can support any mode of distribution whether it is a single-dose vial or syringe. In fact, today we are already supplying single-dose syringes for COVID vaccines, in addition to a range of multi-dose vials around the world.

Recent news of a pill to treat COVID at the first onset of symptoms is a welcome development. We know that prevention and care are the hallmarks of a good healthcare system and keeping people healthy. We believe that COVID vaccines and oral treatments will play complementary roles in managing the pandemic.

The relationship will be comparable to that of flu vaccines and Tamiflu. The key take-away according to most health experts is that the pill is expected to supplement, not replace the current COVID vaccination efforts.

Even without contribution from COVID, we achieved robust double-digit growth in the third quarter. We believe that our existing foothold coupled with our successful track record in supporting vaccine roll-outs, keeps us squarely positioned to remain a top player in the overall vaccine market.

In summary, our third quarter was highlighted by strong sales, solid order intake, a robust backlog and continued progress of our investments, innovation and capacity expansion plans.

We operate in growing markets, and we will continue to meet the demand expectations of our clients. With another good quarter of financial operating results behind us, we are pleased with the trajectory of our business and the foundation for the future. I will hand the call over to Marco to discuss our third quarter results in more detail.

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Stevanato Q3 Earnings Call	Tuesday, 09 November 2021

Marco Dal Lago Thanks, Franco. We’re pleased with delivering solid third quarter results and raising our revenue guidance for the year. For the third quarter, revenue increased 37% to €214.5 million, driven by strong growth in both segments. As a leading player in vaccines, we are proud to support the fight against COVID.

As expected, approximately 16% of consolidated revenue in the third quarter was linked to this ongoing tailwind. The solid fundamentals of our business and the robust demand for our core products helped us deliver 25% year over year growth excluding COVID. For the third quarter, revenue from high-value solutions grew 29% on an absolute basis and represented approximately 23% of consolidated revenue.

This was lower by one percentage point compared to the prior year period, due in part to total company revenue increasing more rapidly than anticipated. As Franco noted, we currently expect revenue to increase from high-value solutions and an improved mix.

While we may experience normal quarterly fluctuations in mix, we still believe that our long-term growth trajectory of double-digit organic growth, the shift to high-value solutions and expanding EBITDA margin remains the same.

Total company gross profit increased 34% to €63.3 million despite higher sales from the engineering segment, which has a lower margin. As a result, gross profit margin was 29.5%. Employee recognition and reward is an important part of the Stevanato culture, and we awarded a €6.7 million discretionary out-of-cycle bonus to employees for their extraordinary efforts.

The bonus was already included in our full-year guidance that we provided last quarter. This was the primary reason for lower operating profit margin, diluted earnings per share and EBITDA margin in the quarter. This resulted in net profit of €18.6 million or seven cents of diluted earnings per share on a GAAP basis.

As noted in the reconciliation table of this morning’s press release and adjusting for certain items in the third quarter adjusted operating profit margin was 17%. Adjusted net profit totalled €26.4 million or ten cents of adjusted diluted earnings per share and adjusted EBITDA margin was 24%.

Moving on to segment results, starting from the biopharmaceutical and diagnostic solutions segment, third-quarter revenue increased 31% to €172.8 million compared to the prior year. Revenue growth was driven by a 29% increase in high-value solutions and a 32% increase in other containment and delivery solutions over the same period last year.

Third quarter gross profit margin of 31.2% was lower compared to prior year, mostly due to product mix. The segment is expected to benefit from an increased contribution in high-value solutions in the fourth quarter. Operating profit margin of 18.1% in the third quarter was tempered by mix and the discretionary bonus.

For the third quarter adjusted operating profit margin for the BDS segment was 21.3% compared to 21.2% last year. Moving to the engineering segment which delivered strong financial and operational results. For the third quarter, engineering segment revenue derived from third parties increased 67% to €41.8 million, compared to the third quarter of last year.

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Stevanato Q3 Earnings Call	Tuesday, 09 November 2021

This segment recorded strong sales from premium products in glass converting and visual inspection machines. Gross profit margin for the third quarter was 15.4% compared to 11.9% in the same period last year. This also helped deliver operating profit margins of 7.1%. This includes the unfavourable impact from the discretionary bonus.

For the third quarter, adjusted operating profit margin for the engineering segment increased to 9% compared to 0.6% last year. Let’s turn our attention to balance sheet and cashflow. Our balance sheet is stronger than ever, bolstered by the primary proceeds from the IPO. During the third quarter, we raised primary net proceeds from the IPO of approximately €380 million. As of September 30th, we had a positive net financial position of €153 million and cash and cash equivalents totalled €428 million.

For the third quarter, net cash generated from operating activities was €17.9 million and adversely impacted by income tax payment of €13.7 million, and increased working capital to sustain our growth. The cash paid for capital expenditure totalled €28.6 million during the quarter to support our expansion plans.

This resulted in a negative free cashflow of €9.9 million for the third quarter of 2021. We currently expect to spend less on capex in fiscal year 2021 than previously forecast. This is primarily related to timing and some of this will be realised in fiscal year 2022.

Changes in our capital spending plans for 2021 are currently not expected to impact our expansion plans, validation timing or commercialisation of new lines. In a nutshell, we believe that our cash, future generation of cash from operating activities and availability under our existing debt facilities will be adequate to address future liquidity needs and capital allocation plans.

Our capital allocation plan is a critical element to our long-term growth strategy. We prudently manage capital with the primary aim of driving organic growth. Our top three priorities remain unchanged. First, investments in capacity expansion focused on growing our capacity in our high-value solutions to satisfy market demands.

Second, we are investing in research and development to boost our competitive advantages, to drive growth in our high-value solutions product set. And third, opportunistic M&A to broaden our offerings, technical know-how and international footprint.

Following the quarter end, the company completed two transactions as we sharpen our focus on our long-term strategic objectives. First the company paid approximately €7 million to purchase the remaining 35% minority interest in Denmark-based SVM Automatik, which specialises in assembly and packaging machines and serialisation to the pharmaceutical and contract manufacturing industries. SVM has played a meaningful role in broadening our efforts in specialised assembly and packaging.

Second, the company entered into an agreement to sell its remaining minority interest in Swissfillon, a provider of fill-and-finish services to the pharmaceutical and contract manufacturing industry for a net gain of approximately €12.3 million or €0.05 of earnings per diluted share.

Our adjusted guidance excludes the gain on sale. We intend to invest the net proceeds from the transactions to support our organic growth plans.

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Stevanato Q3 Earnings Call	Tuesday, 09 November 2021

Finally, guidance. Based on the company’s year to date financial results and the high level of visibility from backlog, we are increasing revenue guidance and raising the bottom end of the ranges for adjusted earnings per share and adjusted EBITDA. We now expect revenue in the range of €825 million to €835 million, adjusted diluted earnings per share in the range 45 cents to 47 cents and adjusted EBITDA in the range of €214 million to €217 million. With that, let’s open it up for questions. Operator.

Operator Thank you. If you would like to ask a question please press * followed by 1 on your telephone keypad now. Alternatively if you’ve joined us online you can press the request to speak flag icon to register your question. When preparing to ask your question please ensure that your phone is unmuted locally.

Our first question today come from Paul Knight of Key Bank. Paul, your line is open. Please go ahead.

Paul Knight Hi, Franco. Could you talk about the Italy expansion? It seems like these line expansions come online relatively quickly. Is it due to this increased backlog? If you could talk about those expansions.

Franco Moro Yes, nice to hear you again, Paul. Yes, we are bridging the capacity expansion and waiting for the availability of plant in US and China but we started with a programme in recent years and now we are progressing according to our plans.

We are meeting the demand of our customer and this expansion will allow us to keep continuing to meet these demands. We are in line with our programme.

Paul Knight Marco, this out-of-cycle bonus—has this occurred in a prior year?

Marco Dal Lago No, we anticipated it in our guidance last quarter but it is a discretionary out-of-cycle bonus to recognise all the effort from the employees in the last 18 months.

Paul Knight So it wouldn’t necessarily be something to build into a model for future years.

Marco Dal Lago No, we are treating it as many other positive assets, as non-recurring items that overall in the year are offsetting one another and are then integrally impacting the EBITDA and adjusted EBITDA level. But in the quarter of course we are somehow hitting the reported P&L but we are treating it as a non-recurring item so this is not in our adjusted EBITDA and adjusted operating profit.

Paul Knight Thank you.

Marco Dal Lago You’re welcome.

Operator Thank you, Paul. We do ask that you stick to a maximum of one question and one follow-up. If you have any further questions please press * 1 to re-register and re-enter the queue. Our next question come from Patrick Donnelly of Citi. Patrick, your line is open. Please go ahead.

Patrick Donnelly Hey, guys. Thanks for taking the questions. Maybe one on the COVID front. Obviously last week we had an approval that caused some noise in the States certainly in terms of the durability of the COVID tailwind and some people’s expectations. Can you just talk through your visibility into not only 4Q but into 22 on the COVID front, what your expectations are and if last week changed anything?

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Stevanato Q3 Earnings Call	Tuesday, 09 November 2021

Franco Moro Yes, sure. It’s an important topic, Patrick. You know that we are linked to the majority of the players in the vaccine space so we have good visibility, talking with them. We know very well that we are at the very beginning of boosters’ administration and there are a lot of people around the world that are waiting for their first shot of vaccine.

We see the trend to move from multi-dose vials to single-dose forms but we are in a good position because we can deliver any form of delivery for this administration but at the end you can remember that COVID is a tailwind for our business but our business depends on COVID.

So we are focused to serve the customer according to their needs but our focus is on extending the high-value solutions that will drive the growth of the company.

Patrick Donnelly Okay, that’s helpful. Then just on the 4Q guide, I think it’s implying more mid-single-digit growth. Was there anything one-time in 4Q last year that makes the comp a bit off? It’s probably one for Marco. I just want to talk through again that guidance, what conservatism level’s in it and then again if the comp had anything weird in it. Thank you.

Marco Dal Lago Yes, last year we had a non-recurring item in this period for about 2.3 million sitting in the P&L, our G&A expenses, yes. It was related to an old acquisition we had done back in 2016 so we recorded it as non-recurring last year and we put some specific colour in our press release about that.

Lisa Miles Patrick, I just want to confirm that we’ve answered your question. I think there was a [inaudible] that we may have missed.

Patrick Donnelly Yes, it was a little more on the revenue side in terms of, did you guys see any...? I know engineering was strong 4Q20, last year. Was there anything one-time in 4Q last year in terms of the revenue, anything that got pushed into 4Q last year that would make the comp a bit harder on the revenue side for this 4Q?

Marco Dal Lago Not in the engineering part of the business. We recognised last year in Q4 we had some important revenues related to in vitro diagnostic moulding projects so we recognised big revenues in a project last year in Q4 but in BDS segment, not in engineering. We consider it as an ordinary cost of business.

Operator Thank you, Patrick. Our next question comes from John Kreger of William Blair. John, please proceed.

John Kreger Hey, guys. Good morning. At least good morning in Chicago where I am. A question for you. I believe in your slides you talked about orders in the third quarter of about €310 million. Can you just talk about how that compared to your expectations and what that tells you about the mix of the business in the coming year or two, either COVID versus non-COVID or high-value solutions versus other? Thanks.

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Stevanato Q3 Earnings Call	Tuesday, 09 November 2021

Franco Moro Yes, a very interesting point. The driver for this increasing backlog is the strong demand that we see in the market and this demand matches actually with our value proposition and with the high-value solution that we bring to the customer.

In terms of the details of the financials I can hand over part of the answer to Marco.

Marco Dal Lago Yes, you are right. We are keeping on increasing our backlog. We are at 834 million by the end of the quarter. We have very strong visibility on the fourth quarter and, as Franco was saying a few minutes ago, we have clear visibility on Q4 growing in high-value solutions so our trajectory in the medium term remains unchanged and we are delivering according to our forecast.

There could be some temporary mix effect in the quarter but the trajectory in the medium term is definitely unchanged from our start.

John Kreger Okay, thank you. Then a quick follow-up. In your prepared remarks you mentioned supply chain pressures. Can you just elaborate a bit on that? Where are you seeing pressure, is it raw material, is it labour, is it something else? Thank you.

Franco Moro That’s a very good topic. Like most companies, we’re managing through the current conditions. Our supply chain’s robust because we have multiple suppliers and different facilities around all the geographies. In the meantime we consider the situation. We have taken precautionary steps, increasing the raw materials on hand and keeping some more inventory.

There’s not a specific topic that is under pressure. It is the overall situation that we are managing to continue to meet the customer demand.

John Kreger Okay, thank you.

Marco Dal Lago Yes, just a temporary effect in Q3. Beside the mix we were hit by some logistic cost but not in a relevant way, especially not material with [unclear] to grow overall numbers but we had about one million higher logistic cost than expected.

John Kreger Okay, thank you.

Operator Thank you, John. Our next question comes from David Windley of Jefferies. David, please proceed.

David Windley Hi. Thanks for taking my question. Good afternoon to you all. Following up on John’s bookings backlog question, would you be able to break that down for us in terms of what coverage you have for the fourth quarter and then in 22 and how much of the backlog stretches into 23?

Marco Dal Lago Thank you, David, for the question. Let’s say we are covered for the bottom part of the revenue range for the year with the orders we have in our backlog for 2021 in Q4 and we can tell you that as a matter of fact we have more than 600 million for 2022 and beyond. So we are providing the guidance for 2022 in the next earnings call but we start from a good position for 2022.

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Stevanato Q3 Earnings Call	Tuesday, 09 November 2021

David Windley Got it. Thank you for that. I think you mentioned in the prepared remarks that you were in fact already supplying some—I may have missed it—single-dose or low-dose format glass for COVID vaccines at this stage. I understand your comments around readiness and flexibility to basically do what clients want you to do.

I guess I’m just trying to get a feel for whether single-dose formats are being manufactured for commercial distribution or is that still development and validation work. Can you help us with what stage of commercialisation those volumes are going to?

Franco Moro Yes, thank you for this question. You know that we are engaged with the majority of the players so there are different approaches and each customer has a different strategy. But for sure, we are delivering both, the form, the vials and syringes and we are in the validation phase for some time but we have already started the commercial production for them, both formats.

David Windley If I could just tag on to that, are those high-value solutions where those clients are pulling those through for COVID vaccine, is that high-value or is that also a mix of your products?

Franco Moro We already stated that the mix of products in the COVID business represents more or less the same distribution as in the standard business, let’s say, so we don’t see any big, significant difference.

David Windley Okay. Thank you.

Franco Moro Welcome.

Operator Thank you, David. Our next question comes from Derik de Bruin of Bank of America. Your line is open, Derik. Please go ahead.

Derek de Bruin Hi. Good day. Thank you for taking my call. We’ve got a lot of questions from investors on obviously the Pfizer commentary and just wanted some clarity. Are the contracts that you have with customers take-or-pay contracts, meaning they’re obligated to buy minimum volumes? And, I guess, is there any way to renegotiate those or change them should their sales projections change?

Franco Moro This is a good question. As you know, each commercial agreement is negotiated individually but in general we embed in this agreement also reduction or cancellation fee or minimum quantity but it’s a case-by-case situation, we don’t have a general range method that is suitable for every customer.

Derek de Bruin Great. Then just one follow-up. On the diagnostic products in the BDS segment, is there anything that’s notable in terms of where you’re involved in the product—meaning are you involved in those products, meaning are you involved in any specific COVID diagnostic, is there anything on the molecular side that is growing outside? Just a little bit more colour on what’s involved in the diagnostic segment and how we should think about the growth contributions in that business.

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Stevanato Q3 Earnings Call	Tuesday, 09 November 2021

Franco Moro Yes, the COVID impact in the diagnostics base is controversial because there’s higher requests for specific diagnostics but in the meantime the standard treatments suffer for the draw-down of activity in the hospitals so we don’t see overall a net impact in a single direction in that area.

Derek de Bruin Thank you.

Operator Thank you, Derik. As a reminder, if you want to ask a question on today’s call please press * followed by 1 on your telephone keypad now or the request to spoke icon if you’ve joined us online. The next question comes from John Sourbeer of UBS. John, please go ahead.

John Sourbeer Hi. Thanks for taking my question. I was wondering just a little bit on the supply chain commentary, if you could talk a little bit on pricing and what is your ability to maybe pass through some of the increased cost onto customers?

Franco Moro Yes, also an important point but as I mentioned before, the situation is negotiated individually but in general we embed in the agreement the clauses for escalation of prices in case of increased cost for industrial costs like logistics, raw materials, utilities. We are monitoring carefully the evolution of cost trends and price accordingly.

John Sourbeer Got it. As a follow-up maybe can you talk a little bit about the 3Q performance across the different regions, in EU, US and APAC?

Franco Moro You know that we don’t disclose the precise figures in different geographies but you can have a flavour because you know that the US is a very strong market for us.

Marco Dal Lago Yes, we can experience some fluctuation quarter over quarter but the trend remains unchanged so we are growing very, very rapidly in Asia Pacific. We are growing the same in North America even though in this quarter we slowed down a little bit but overall those are the two markets where we expect to grow the most also based on the backlog we have in our hand.

Overall we are growing in each area, South America, North America, Europe and especially in Asia Pacific, as we were saying.

John Sourbeer Thanks for taking my question.

Marco Dal Lago You’re welcome.

Operator Thank you, John. We currently have no further questions registered so this concludes this Stevanato third quarter earnings call.

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